UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2024
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Waldencast Receives Positive Nasdaq Listing Determination

On February 22, 2024, Waldencast plc (the “Company”) received a determination from the Nasdaq Hearings Panel (the “Panel”) granting the Company’s request for continued listing on The Nasdaq Stock Market LLC (“Nasdaq”), subject to the Company’s filing the interim financial statements for the six-month period ended June 30, 2023 with the Securities and Exchange Commission by April 1, 2024, and the Company’s continued compliance with all other applicable criteria for continued listing on Nasdaq. The Company is diligently working to evidence compliance with the terms of the Panel’s decision as soon as practicable and in any event by no later than April 1, 2024, however there can be no assurance that the Company will be able to do so within the prescribed timeline.

On February 26, 2024, the Company issued a press release announcing the Panel’s listing determination. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

Statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s ability to evidence compliance with the terms of the Panel’s decision as soon as practicable and in any event by no later than April 1, 2024; the Company’s ability to maintain its listing on Nasdaq; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Skincare and Milk Makeup, (ii) failure by the Company to regain compliance with Nasdaq’s continued listing standards or failure by the Company to satisfy the terms of any extension granted, all of which may result in the Company’s securities being delisted from Nasdaq, (iii) the ability of the Company to file required financial results in a timely manner, (iv) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (v) the potential for delisting, legal proceedings or government investigations or enforcement actions, including those relating to the subject of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (vi) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any continuing or future defaults or events of default, (vii) volatility of the Company’s securities due to a variety of factors, including the Company’s inability to implement its business plans or meet or exceed its financial projections and changes, (viii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (ix) the ability of the Company to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (x) any shifts in the preferences of consumers as to where and how they shop, and (xi) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2022 20-F (File No. 01-40207), filed with the SEC on January 16, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this Form 6-K, whether as a result of new information, future events, changes in assumptions or otherwise.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated February 26, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: February 26, 2024	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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